UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated December 3, 2018

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 – 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Corporation

Corporate Taxpayer ID (CNPJ) No. 60.643.228/0001-21 Company Registry (NIRE) 35.300.022.807 | CVM Code No. 12793

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ GENERAL MEETING HELD ON DECEMBER 03, 2018

1.               DATE, TIME AND PLACE: Held at 9:30 a.m., on December 03, 2018, at the Company’s headquarters, in the City of São Paulo, State of São Paulo, at Rua Fidêncio Ramos, No. 302, 4th Floor, Valor Room, Vila Olímpia, Zip Code 04551-010.

2.               CALL NOTICE: The call notice has been published at the State of São Paulo Official Gazette (Diário Oficial do Estado de São Paulo), on 01, 02 and 06, November 2018, pages 16, 13 and 12, respectively, and at the newspaper “Valor Econômico”, on 01/02; 03/04/05 and 06, November 2018, pages E4, E4, and E3, respectively.

3.               ATTENDANCE: Were present shareholders owners of 420.303.872  common shares, nominative, escritural, without par value, representing approximately 75,921% of the Company’s total and voting capital stock, disregarded the shares in treasury, according to the signatures on the Company’s shareholders’ attendance book. Were also present the management representative, Mr. Guilherme Perboyre Cavalcanti, the Fiscal Council representative, Mr. Maurício Aquino Halewicz.

4.               PRESIDING BOARD: Acted as Chairman of the Meeting, Mrs. Clarissa Figueiredo de Souza Freitas and as Secretary Mrs. Mariangela D. Maruishi Bartz.

5.               AGENDA: To examine, discuss and vote on the following agenda: approve, in accordance with the Management’s Proposal and the Opinion of the Fiscal Council of the Company, the distribution of interim dividends on an extraordinary basis, in the total amount of R$2,783,319,849.66 (two billion seven hundred and eighty-three million three hundred and nineteen thousand eight hundred and forty-nine Brazilian reais and sixty-six centavos), equivalent to R$5.030371757 per share issued by the Company, to be declared and paid against the Company’s account of Reserve for Investments, approved by the Ordinary Shareholders’ Meeting held on

April 27, 2018 and registered at the Company’s quarterly financial statements of September 30, 2018.

6.               RESOLUTIONS: The general meeting was declared open and after the examination and discussion on the matter of the agenda, the shareholders present at the meeting have resolved as follows:

Preliminarily: to approve, by the unanimity, the drawing up of these minutes in summary format and its publication without the signatures of the shareholders, pursuant to §§ 1st and 2nd of article 130 of Law 6,404, of December 15, 1976, as amended (“Brazilian Corporate Law”).

6.1.           To approve by the majority of the votes, being 420,299,130  favorable votes, 784 contrary votes and 3,958 abstentions, the distribution of interim dividends, in the total amount of R$2,783,319,849.66 (two billion seven hundred and eighty-three million three hundred and nineteen thousand eight hundred and forty-nine Brazilian reais and sixty-six centavos), equivalent to R$5.030371757 per share issued by the Company, disregarded the shares in treasury, that will be paid against the Company’s account of Reserve for Investments, as approved by the Ordinary Shareholders’ Meeting of the Company held on April 27, 2018 and registered at the Company’s quarterly financial statements of September 30, 2018.

6.1.1. The dividends declared in this Meeting will be due to those shareholders of the Company that hold shares on December 03, 2018, in accordance with the shareholding position existing on the closure of the trading session of B3 S.A. — Bolsa, Brasil, Balcão on this date, and the procedures of the institution responsible for bookkeeping the Company’s shares shall be observed for the payment of such dividends, which will be published by the Company by means of a Notice to Shareholders. Therefore, from December 04, 2018 on, including, the Company’s shares shall be traded “ex-dividendos”.

6.1.2. The dividends declared in this Meeting shall be fully paid by the Company to the shareholders in national currency on December 12, 2018.

6.2.         The shareholders votes, statements, protests and dissidences presented in writing, were received, numbered, authenticated by the presiding Board and by the requesting shareholders and were filed at the Company’s headquarters.

7.               ADJOURNMENT: There being no further business to discuss, the Chairman declared the meeting adjourned at 10:30 a.m. and suspended the procedures until

11 a.m. for the draft of these minutes, in the summary format, in accordance with article 130, §1st, of the Brazilian Corporation Law, and being authorized its publication without the signature of the shareholders, as provided by §2nd of article 130 of the Brazilian Corporation Law, which was read, approved and signed by all those present. São Paulo, December 03, 2018. Board: (aa) Clarissa Figueiredo de Souza Freitas — Chairman; (aa) Mariangela D. Maruishi Bartz — Secretary. Representative of the Management: (aa) Guilherme Perboyre Cavalcanti. Representative of the  Fiscal Council, Mr. Maurício Aquino Halewicz. Attending Shareholders: (a.a.) Votorantim S.A. (by Mauro Eduardo Guizeline); BNDES Participações S.A. — BNDESPAR (by Nelson Alexandre Paloni); CONTI INTERNACIONAL; BEST INVESTMENT CORPORATION; ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND; BRITISH COAL STAFF SUPERANNUATION SCHEME; BUREAU OF LABOR FUNDS-LABOR PENSION FUND; FIDELITY GLOBAL EMERGING MARKETS FUND; FIDELITY INVESTMENTS MONEY MANAGEMENT INC.; FORSTA AP-FONDEN; JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND; MINEWORKERS’ PENSION SCHEME; MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED DEFENSIVE FUND; MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED FUND; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO; STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL; CHURCH COMMISSIONERS FOR ENGLAND; THE MASTER TRUST BANK OF JAPAN, LTD., AS TRUSTEE FOR MUTB400045796; THE MASTER TRUST BANK OF JAPAN, LTD., AS TRUSTEE FOR MUTB400045792; THE MASTER TRUST BANK OF JAPAN, LTD., AS TRUSTEE FOR MTBJ400045828; THE MASTER TRUST BANK OF JAPAN, LTD., AS TRUSTEE FOR MTBJ400045829; THE MASTER TRUST BANK OF JAPAN, LTD., AS TRUSTEE FOR MUTB400045795; THE MASTER TRUST BANK OF JAPAN, LTD., AS TRUSTEE FOR MTBJ400045835; VANGUARD EMERGING MARKETS STOCK INDEX FUND; VANGUARD ESG INTERNATIONAL STOCK ETF; CITIBANK N.A.; AJO EMERGING MKTS SHORTENABLED FUND L.P.; NUSHARES ESG EMERGING MARKETS EQUITY ETF; PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEXICO; STICHTING JURIDISCH EIGENAAR ACTIAM BELEGGINGSFONDSEN; DO IT NOW IMAT FUNDO DE ÍNDICE (ALL MENTIONED ABOVE REPRESENTED BY MICHELE DA SILVA GONSALES); APEX EQUITY HEDGE FUNDO DE INVESTIMENTO MULTIMERCADO; APEX INFINITY MASTER LONG-BIASED FUNDO DE INVESTIMENTO EM AÇÕES; APEX EQUITY HEDGE STR FUNDO DE INVESTIMENTO MULTIMERCADO; APEX MASTER FUNDO DE INVESTIMENTO DE AÇÕES; APEX MASTER LONG BIASED FUNDO DE INVESTIMENTO MULTIMERCADO; APEX LONG BIASED ICATU FUNDO DE INVESTIMENTO EM AÇÕES PREVIDENCIÁRIO FIFE; FUNDO DE INVESTIMENTO EM AÇÕES SÃO CONRADO (ALL MENTIONED ABOVE REPRESENTED BY FELIPE KEVIN DA SILVA)

The following shareholders have voted by means of the remote vote bulletin and are considered attending the meeting pursuant to the terms of article 21-V, II, of Normative Instruction CVM No. 481/09:

WELLINGTON MANAGEMENT FUNDS (IRELAND) PLC;

CALIFORNIA PUBLIC EMPLOYEES  RETIREMENT SYSTEM

LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD

OREGON PUBLIC EMPLOYEES RETIREMENT SYSTEM

BLACKROCK INSTITUTIONAL TRUST COMPANY NA

BILL AND MELINDA GATES FOUNDATION TRUST

CIBC EMERGING MARKETS INDEX FUND

EMPLOYEES  RET SYSTEM OF THE STATE OF HAWAII

RUSSELL TR COMPANY COMMINGLED E. B. F. T. R. L. D. I. S.

IBM 401 (K) PLUS PLAN

IRISH LIFE ASSURANCE PLC

MANAGED PENSION FUNDS LIMITED

MARYLAND STATE RETIREMENT AND PENSION SYSTEM

NORGES BANK

NEUBERGER BERMAN SYSTEMATIC GLOBAL EQUITY TRUST

STATE ST GL ADV TRUST COMPANY INV FF TAX EX RET PLANS

STICHTING PHILIPS PENSIOENFONDS

PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND

TEACHER RETIREMENT SYSTEM OF TEXAS

THE BOARD OF REGENTS OF THE UNIVERSITY OF TEXAS SYSTEM

CONSULTING GROUP CAPITAL MKTS FUNDS EMER MARKETS EQUITY FUND

VANGUARD INVESTMENT SERIES PLC

STATE OF NEW JERSEY COMMON PENSION FUND D

SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND

BRITISH AIRWAYS PEN TRUSTEES LTD-MAIN A/C

CAISSE DE DEPOT ET PLACEMENT DU QUEBEC

RUSSELL INVESTMENT COMPANY EMERGING MARKETS FUND

STATE STREET VARIABLE INSURANCE SERIES FUNDS, INC

INVESCO GLOBAL AGRICULTURE ETF

RAYTHEON COMPANY MASTER TRUST

SSGA EMERGING MARKETS FUND

IN BK FOR REC AND DEV,AS TR FT ST RET PLAN AND TR/RSBP AN TR

STATE OF MINNESOTA STATE EMPLOYEES RET PLAN

CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM

THE PENSION RESERVES INVESTMENT MANAG.BOARD

WASHINGTON STATE INVESTMENT BOARD

WILLIAM AND FLORA HEWLETT FOUNDATION

CATHAY LIFE INSURANCE CO. LTD

RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY

LAZARD GLOBAL ACTIVE FUNDS, PLC

NEW ZEALAND SUPERANNUATION FUND

BRITISH AIRWAYS PENSION TRUSTEES LTD. (MPF A/C)

WHEELS COMMON INVESTMENT FUND

ALSCOTT INVESTMENTS, LLC

FORD MOTOR CO DEFINED BENEF MASTER TRUST

FORD MOTOR COMPANY OF CANADA, L PENSION TRUST

INTERNATIONAL MONETARY FUND

LOCKHEED MARTIN CORP MASTER RETIREMENT TRUST

MUNICIPAL E ANNUITY A B FUND OF CHICAGO

TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS

NAV CANADA PENSION PLAN

THE ANDREW W MELLON FOUNDATION

THE BOARD OF.A.C.E.R.S.LOS ANGELES,CALIFORNIA

UTAH STATE RETIREMENT SYSTEMS

BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMER

CHEVRON MASTER PENSION TRUST

JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST

NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST

THE REGENTS OF THE UNIVERSITY OF CALIFORNIA

VALIC COMPANY II - INTERNATIONAL OPPORTUNITIES FUND

ALASKA PERMANENT FUND

CITY OF NEW YORK GROUP TRUST

RAILWAYS PENSION TRUSTEE COMPANY LIMITED

THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO

TRUSTEES OF THE E OF B P B DBA KAMEHAMEHA SCH

VICTORIAN FUNDS MAN C A T F V E M T

BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND

HEALTHCARE EMPLOYEES PENSION PLAN - MANITOBA

THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP7 EQUITY FUND

ISHARES PUBLIC LIMITED COMPANY

NTGI QM COMMON DAILY ALL COUNT WORLD EXUS EQU INDEX FD LEND

WGI EMERGING MARKETS FUND, LLC

NORTHERN TRUST LUXEMBOURG MGMT CO SA ON BEHALF OF UNIVEST

GOVERNMENT EMPLOYEES SUPERANNUATION BOARD

NORTHERN EMERGING MARKETS EQUITY INDEX FUND

THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN

EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND

PARAMETRIC EMERGING MARKETS FUND

CHEVRON UK PENSION PLAN

ALASKA COMMON TRUST FUND

ISHARES MSCI BRAZIL ETF

ISHARES II PUBLIC LIMITED COMPANY

SUNSUPER SUPERANNUATION FUND

MFS HERITAGE TRUST COMPANY COLLECTIVE INVESTMENT TRUST

SPDR MSCI ACWI EX-US ETF

GMAM INVESTMENT FUNDS TRUST

NEW YORK STATE TEACHERS RETIREMENT SYSTEM

JANUS CAPITAL MANAGEMENT LLC

THE TEXAS EDUCATION AGENCY

COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY

PIMCO FUNDS GLOBAL INVESTORS SERIES PLC

STATE STREET EMERGING MARKETS E N-L C TRUST FUND

FUTURE FUND BOARD OF GUARDIANS

NATIONAL COUNCIL FOR SOCIAL SECURITY FUND

IVESCO FTSE RAFI EMERGING MARKETS ETF

NORTHERN TRUST INVESTIMENT FUNDS PLC

BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION

ISHARES MSCI BRIC ETF

PEOPLE S BANK OF CHINA

PUBLIC SECTOR PENSION INVESTMENT BOARD

THE LEVERHULME TRUST

FEDERATED GLOBAL ALLOCATION FUND

COLLEGE RETIREMENT EQUITIES FUND

EATON VANCE COLLECTIVE INVESTMENT TFE BEN PLANS EM MQ EQU FD

EATON VANCE INT (IR) F PLC-EATON V INT (IR) PAR EM MKT FUND

COMMONWEALTH EMERGING MARKETS FUND 3

EASTSPRING INVESTMENTS

LEGAL  GENERAL INTERNATIONAL INDEX TRUST

ADVANCED SERIES TRUST - AST PARAMETRIC EME PORTFOLIO

VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF

THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA

ISHARES III PUBLIC LIMITED COMPANY

NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF - LENDING

AMERICAN HEART ASSOCIATION, INC.

PICTET - EMERGING MARKETS INDEX

PICTET GLOBAL SELECTION FUND - G G M FUND

NORTHERN MULTI - MANAGER EMERGING MARKETS EQUITY FUND

TRUST & CUSTODY SERVICES BANK, LTD. RE: EMERGING E P M F

FIDELITY INVESTMENT TRUST: FIDELITY GLOBAL COMMODITY STOCK F

BELLSOUTH CORPORATION RFA VEBA TRUST

CENTRAL PROVIDENT FUND BOARD

PICTET CH INSTITUCIONAL-EMERGING MARKETS TRACKER

STICHTING PGGM DEPOSITARY

ARIZONA PSPRS TRUST

KAISER PERMANENTE GROUP TRUST

FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD

STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV - SS EE ME FD

SCHWAB EMERGING MARKETS EQUITY ETF

POPLAR TREE FUND OF AMERICAN INVESTMENT TRUST

ISHARES MSCI EMERGING MARKETS ETF

J.A. AND KATHRYN ALBERTSON  FOUNDATION, INC.

BNY MELLON TR  DEP (UK) LIM AS T OF IS EM MK EQ I FD (UK)

POWERSHARES FTSE RAFI EMERGING MARKETS UCITS ETF

PRINCIPAL FUNDS, INC - INTERNATIONAL FUND I

WELLINGTON TRUST COMPANY N.A.

HC CAPITAL TRUST THE COMMODITY RETURNS STRATEGY PORTFOLIO

NTGI-QM COMMON DAILY EMERGING MARKETS EQUITY I F- NON L

MACQUARIE INV MANAG LTD AS RESP ENT FOR ARROWST EM MKTS FD

BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND

TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY I F

LEGAL  GENERAL GLOBAL EMERGING MARKETS INDEX FUND

JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA E E F I M F

HSBC EMERGING MARKETS POOLED FUND

NEUBERGER BERMAN INVESTMENT FUNDS PLC

CF DV EMERGING MARKETS STOCK INDEX FUND

VANECK VECTORS NATURAL RESOURCES ETF

SSGA MSCI ACWI EX-USA INDEX NON-LENDING DAILY TRUST

BERESFORD FUNDS PUBLIC LIMITED COMPANY

SSGA SPDR ETFS EUROPE I PLC

ADVANCED SERIES TR - AST BLACKROCK GL STRATEGIES PORTFOLIO

EUROPEAN CENTRAL BANK

ADVISER MANAGED TRUST - TACTICAL OFFENSIVE EQUITY FUND

EATON VANCE TR CO CO TR FD - PA STR EM MKTS EQ COM TR FD

TOTAL INTERNATIONAL EX U.S. I MASTER PORT OF MASTER INV PORT

JAPAN TRUSTEE SERVICES B, LTD. RE: RB EM SMALL-MID CAP EQ FD

ISHARES MSCI ACWI EX U.S. ETF

NAT WEST BK PLC AS TR OF ST JAMES PL GL EQUITY UNIT TRUST

FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND

FIDELITY SALEM STREET T: FIDELITY G EX U.S INDEX FUND

INVESCO MSCI GLOBAL TIMBER ETF

FIDELITY INVESTMET TRUST: FIDELITY EMERGING MARKETS DISCOVER

LAZARD ASSET MANAGEMENT LLC

ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF

VOYA EMERGING MARKETS INDEX PORTFOLIO

VANGUARD FUNDS PUBLIC LIMITED COMPANY

ISHARES MSCI BRAZIL UCITS ETF USD (ACC)

INVESCO SP EMERGING MARKETS MOMENTUM ETF

MERCER QIF FUND PLC

K INVESTMENTS SH LIMITED

COMMONWEALTH SUPERANNUATION CORPORATION

JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND

UTD NAT RELIEF AND WORKS AG FOR PAL REFUGEE IN THE NEAR EAST

WELLS FARGO BK D OF T ESTABLISHING INV F FOR E BENEFIT TR

ALLIANCEBERNSTEIN DELAWARE BUSINESS TRUST - A I ALL-C P S

CORNERSTONE ADVISORS GLOBAL PUBLIC EQUITY FUND

ISHARES CORE MSCI EMERGING MARKETS ETF

ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF

STATE STREET GLOBAL A LUX SICAV - SS EM SRI ENHANCED E F

BLACKROCK GLOBAL INDEX FUNDS

THE GOVERNMENT OF HIS M THE S AND Y D-P OF BRUNEI DARUSSALAM

EVTC CIT FOF EBP-EVTC PARAMETRIC SEM CORE EQUITY FUND TR

ST STR  RUSSELL RAFI GLOBAL EX-U.S INDEX NON LEN COMMON TR F

ADVANCED SERIES TRUST - AST AQR EMERGING MARKETS EQUITY PORT

SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL

ADVANCED SERIES TRUST - AST PRUDENTIAL GROWTH ALLOCATION POR

THE BUNTING EMERGING EQUITY TE LIMITED LIABILITY COMPANY

KAPITALFORENINGEN LAEGERNES PENSIONSINVESTERING, LPI AEM III

ADVANCED SERIES TRUST - AST GOLDMAN SACHS MULTI-ASSET PORTFO

GENERAL PENSION AND SOCIAL SECURITY AUTHORITY

EXELON GENERATION COMP, LLC TAX QUALIFIED NUCLEAR DECOMM PAR

INVESCO MSCI EMERGING MARKETS EQUAL COUNTRY WEIGHT ETF

QS INVESTORS DBI GLOBAL EMERGING MARKETS EQUITY FUND LP

AMERGEN CLINTON NUCLEAR POWER PLANT NONQUALIFIED FUND

OYSTER CREEK NUCLEAR GENERATING STATION QUALIFIED FUND

THREE MILE ISLAND UNIT ONE QUALIFIED FUND

WISDOMTREE EMERGING MARKETS CONSUMER GROWTH FUND

STATE STREET IRELAND UNIT TRUST

THE BUNTING FAMILY EMERGING EQUITY LIMITED LIABILITY COMPANY

SPDR SP EMERGING MARKETS FUND

AQUILA EMERGING MARKETS FUND

DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF

NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD I (ACWI) E-U F-L

NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LEND

ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD

ARROWSTREET CAPITAL GLOBAL EQUITY LONG/SHORT FUND LIMITED

ADVANCED SERIES TRUST - AST PRUDENTIAL FLEXIBLE M-S P

KAPITALFORENINGEN INVESTIN PRO, GLOBAL EQUITIES I

BLACKROCK A. M. S. AG ON B. OF I. E. M. E. I. F. (CH)

DREYFUS OPPORTUNITY FUNDS - DREYFUS STRATEGIC BETA E M E F

INTECH GLOBAL ALL COUNTRY ENHANCED INDEX FUND LLC

STATE STREET GLOBAL EQUITY EX-US INDEX PORTFOLIO

LEGAL  GENERAL GLOBAL EQUITY INDEX FUND

INTERNATIONAL EXPATRIATE BENEFIT MASTER TRUST

ARROWSTREET CAPITAL GLOBAL EQUITY ALPHA EXTENSION FUND L

SPDR MSCI ACWI LOW CARBON TARGET ETF

ISHARES MSCI ACWI LOW CARBON TARGET ETF

ALLIANZ GLOBAL INVESTORS FUND - ALLIANZ BEST STYLES E M E

JANUS HENDERSON EMERGING MARKETS MANAGED VOLATILITY FUND

PRINCIPAL FUNDS INC. - ORIGIN EMERGING MARKETS FUND

POOL REINSURANCE COMPANY LIMITED

LEGAL  GENERAL COLLECTIVE INVESTMENT TRUST

GOLDMAN SACHS ETF TRUST - GOLDMAN S ACTIVEBETA   E M E ETF

RUSSELL INVESTMENT MANAGEMENT LTD.AS T OF THE R M-A F E FUND

ADVANCED SERIES TRUST - AST WELLINGTON MANAGEMENT REAL T R P

LAZARD EMERGING MARKETS EQUITY ADVANTAGE PORTFOLIO

COMMONWEALTH SPECIALIST FUND 36

STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M I E FUND

STATE STREET EMERGING MARKETS EQUITY INDEX FUND

GIVI GLOBAL EQUITY FUND

ALLIANZ GLOBAL INVESTORS FUND-ALLIANZ BEST STYLES G AC EQ

BLACKROCK STRATEGIC FUNDS - BLACKROCK SYSTEMATIC GLOBAL E F

FSS EMERGING MARKET EQUITY TRUST

THE BOARD OF THE PENSION PROTECTION FUND

GUIDEMARK EMERGING MARKETS FUND

DEUTSCHE X-TRACKERS FTSE EMERGING COMPREHENSIVE FACTOR ETF

NORTHERN TRUST UCITS FGR FUND

FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND

ARROWSTREET (CANADA) GLOBAL ALL-COUNTRY ALPHA EXT FUND I

OLD WESTBURY (CAYMAN) FUNDS SPC - OW (CAYMAN) SM  M C ST SP

SPDR MSCI EMERGING MARKETS FOSSIL FUEL FREE ETF

FIDELITY SALEM STREET T: FIDELITY TOTAL  INTE INDEX FUND

PANAGORA RISK PARITY MULTI ASSET MASTER FUND, LTD

MACKENZIE MAXIMUM DIVERSIFICATION EMERGING MARKETS INDEX ETF

ISHARES IV PUBLIC LIMITED COMPANY

RUSSELL INVESTMENT COMPANY SELECT INTERNATIONAL EQUITY FUND

LEGAL  GENERAL ICAV

VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F

JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCAT

T  C S B LTD. AS TRUSTEE FOR WORLD LOW V S-M E F

INVESTORS WHOLESALE EMERGING MARKETS EQUITIES TRUST

CITITRUST LIM AS TR OF BLACK PREMIER FDS- ISH WOR EQU IND FD

FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNATIONAL IND

OPPENHEIMER EMERGING MARKETS REVENUE ETF

STICHTING BLUE SKY PASSIVE EQUITY EMERGING MARKETS GLOBAL FU

WISDOMTREE EMERGING MARKETS DIVIDEND INDEX ETF

HARTFORD MULTIFACTOR LOW VOLATILITY INTERNATIONAL EQUITY ETF

FIDELITY SALEM STREET TRUST: FIDELITY INTERNATIONAL SUSTAINA

WELLINGTON MULTI-ASSET ABSOLUTE RETURN CUSTOMIZED FUND (CAYM

THE COMMONWEALTH FUND

CADENCE GLOBAL EQUITY FUND L.P.

WELLS FARGO FACTOR ENHANCED EMERGING MARKETS PORTFOLIO

ISHARES MSCI EMERGING MARKETS EX CHINA ETF

PIMCO EQUITY SERIES: PIMCO RAFI DYNAMIC MULTI-FACTOR EMERGIN

SPARTAN GROUP TRUST FOR EMPLYEE BENEFIT PLANS: SPARTAN EMERG

SEI INSTITUCIONAL INVESTMENT TRUST - WORLD S. E. F.

RUSSELL INVESTMENT MANAGEMENT LTD AS TRUSTEE OF THE RUSSELL

INVESCO PUREBETASM FTSE EMERGING MARKETS ETF

VIRTUS GLOVISTA EMERGING MARKETS ETF

NATIONWIDE MAXIMUM DIVERSIFICATION EMERGING MARKET

USAA MSCI EMERGING MARKETS VALUE MOMENTUM BLEND IN

ALLIANZ BEST STYLES GLOBAL AC EQUITY FUND

FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI

MERCER EMERGING MARKETS FUND

INTEL RETIREMENT PLANS COLLECTIVE INVESTMENT TRUST

COLONIAL FIRST STATE INVESTMENT FUND 50

PARAMETRIC TMEMC FUND, LP

PFM MULTI-MANAGER SERIES TRUST - PFM MULTI-MANAGER

VARIABLE INSURANCE PRODUCTS FUND II: INTERNATIONAL

VANECK VECTORS NATURAL RESOURCES UCITS ETF

HARTFORD FUNDS MANAGEMENT COMPANY, LLC

PROVIDENCE ST. JOSEPH HEALTH LONG TERM PORTFOLIO

FIDELITY SALEM STREET TRUST: FIDELITY ZERO INTERNA

INVESCO STRATEGIC EMERGING MARKETS ETF

WISDOMTREE EMERGING MARKETS MULTIFACTOR FUND

ISHARES (DE) I INVESTMENTAKTIENGESELLSCHAFT MIT TG

FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN

LVIP SSGA EMERGING MARKETS EQUITY INDEX FUND

Confers with the original registered in the appropriate books.

São Paulo, December 03, 2018.

Clarissa Figueiredo de Souza Freitas	Mariangela D. Maruishi Bartz
Chairman	Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 3, 2018

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO